UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces Third Quarter 2015

Operating and Financial Results

Monterrey, Mexico, October 26, 2015 – Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited, consolidated results for the third quarter of 2015 today.1

Third quarter 2015 Summary

OMA recorded solid results in the third quarter, as a result of its initiatives to develop passenger traffic, commercial services, and diversification projects. There were double-digit increases in passenger traffic (+15.8%), aeronautical revenues (+16.1%), non-aeronautical revenues (+29.7%), Adjusted EBITDA (+23.4%), and consolidated net income (+12.9%).

The principal results of the third quarter include:

(Million Passengers and Million Pesos)	3Q14	3Q15	% Var	9M14	9M15	% Var
Passenger Traffic	4.0	4.6	15.8	10.8	12.6	16.6
Aeronautical Revenues	689	800	16.1	1,884	2,226	18.1
Non-Aeronautical Revenues	215	279	29.7	618	781	26.5
Aeronautical Revenues + Non-Aeronautical Revenues	904	1,079	19.3	2,502	3,008	20.2
Construction Revenues	90	64	(28.6)	213	255	19.9
Total Revenues	994	1,143	15.0	2,715	3,263	20.2
Income from Operations	449	541	20.6	1,121	1,428	27.4
Operating Margin (%)	45.2%	47.3%		41.3%	43.8%
Adjusted EBITDA	545	673	23.4	1,407	1,799	27.9
Adjusted EBITDA Margin (Adjusted EBITDA/Aeronautical Revenues + Non-Aeronautical Revenues, %)	60.3%	62.4%		56.2%	59.8%
Consolidated Net Income	271	306	12.9	743	841	13.2
Net Income of Controlling Interest	270	305	13.1	741	838	13.1
EPS* (Ps.)	0.68	0.78		1.87	2.13
EPADS* (US$)	0.41	0.36		1.12	0.99
MDP and Strategic Investments	148	154	4.1	438	543	24.0
*Based on weighted average shares outstanding
See Notes to the Financial Information

▪	Total terminal passenger traffic increased 15.8% to 4.6 million in 3Q15, and all 13 airports recorded passenger traffic growth. Domestic traffic increased 14.8%; international traffic increased 23.3%. Interjet, Volaris,

1 Unless otherwise stated, all references are to the third quarter of 2015 (3Q15), and all percentage changes are with respect to the same period of the prior year. The exchange rates used to convert foreign currency amounts were Ps. 13.3015 per U.S. dollar as of September 30, 2014, Ps. 14.7380 as of December 31, 2014, and Ps. 17.1149 as of September 30, 2015.

VivaAerobus, Grupo Aeroméxico, and TAR contributed the most to traffic growth and accounted for 91% of the traffic increase.

▪	Aeronautical revenues increased 16.1%, principally as a result of the growth in passenger traffic.
▪	Aeronautical revenues per passenger were Ps. 174.7.
▪	Non-aeronautical revenues increased 29.7%, principally as a result of OMA Carga, parking, checked baggage screening services, and advertising.
▪	Non-aeronautical revenues per passenger increased 12.1%.
▪	The Hotel Hilton Garden Inn inside the Monterrey airport started operations on August 27, 2015. It generated revenues of Ps. 3 million, with an average occupancy rate of 34.2%.
▪	Adjusted EBITDA[2] increased 23.4% to Ps. 673 million as a result of the continuing efforts to increase revenues and control cost of services and general and administrative expense (+8.4%). The Adjusted EBITDA margin reached a record 62.4%, up 206 basis points.
▪	Consolidated net income increased 12.9% to Ps. 306 million. Earnings were Ps. 0.78 per share, or US$ 0.36 per American Depositary Share (ADS). The net income margin was 26.7%.
▪	Total investment expenditures for Master Development Plan (MDP) and strategic investments[3] were Ps. 154 million.

3Q15 Operating Results

Passenger Traffic, Flight Operations, and Cargo Volumes

The total number of flight operations (takeoffs and landings) reached 86,188 operations. Domestic flight operations decreased 1.0%, and international operations increased 8.4%.

	3Q14	3Q15	% Var	9M14	9M15	% Var
Flight Operations (Takeoffs and Landings):
Domestic	75,671	74,884	(1.0)	217,475	221,536	1.9
International	10,427	11,304	8.4	32,051	35,893	12.0
Total Flight Operations	86,098	86,188	0.1	249,526	257,429	3.2
Passenger Traffic:
Domestic	3,487,438	4,002,759	14.8	9,292,880	10,758,142	15.8
International	465,462	573,748	23.3	1,474,669	1,792,126	21.5
Total Passenger Traffic	3,952,900	4,576,507	15.8	10,767,549	12,550,268	16.6
Commercial Aviation (Regular and Charter)	3,884,853	4,497,322	15.8	10,546,596	12,301,369	16.6
General Aviation	68,047	79,185	16.4	220,953	248,899	12.6
Cargo Units	220	228	3.4	634	681	7.4
Workload Units	3,953,120	4,576,735	15.8	10,768,183	12,550,949	16.6
See Notes to the Financial Information

Total passenger traffic increased 15.8% (+623,607 passengers). All thirteen airports recorded growth, with the most important increases in Monterrey (+16.6%; +338,285 passengers), Culiacán (+18.2%; +56,852), Chihuahua (+16.0%;

2.   Adjusted EBITDA excludes the non-cash maintenance provision, construction revenue, and construction expense. OMA provides a full reconciliation of Adjusted EBITDA in the corresponding section of this report; see also the Notes to the Financial Information.

3.   The amounts for MDP and strategic investments include works, services, and paid and unpaid acquisitions; the latter are included in accounts payable for the period.

2

+43,787), Ciudad Juárez (+15.8%; +31,729), Acapulco (+15.8%; +24,019), and Reynosa (+16.7%; +21,105). See Annex Table 1, Passenger Traffic for more detail.

Of total passenger traffic, 87.5% was domestic, and 12.5% was international. Commercial aviation accounted for 98.3% of passenger traffic and general aviation 1.7%. Monterrey generated 51.9% of passenger traffic, Culiacán 8.1%, Chihuahua 6.9%, and Ciudad Juárez 5.1%.

Domestic passenger traffic increased 14.8% (+515,321 passengers). All thirteen airports recorded growth, with the largest increases in: Monterrey (+14.2%; +249,298), as a result of traffic growth on the Mexico City, Cancún, Bajío, Villahermosa, Toluca, and Veracruz routes; Culiacán (+18.6%; +57,267), as a result of traffic growth on the Tijuana and Mexico City routes; and Chihuahua (+15.5%; +38,022) and Ciudad Juárez (+15.9%; +31,811) as a result of traffic growth on their Mexico City routes.

Three domestic routes opened during the quarter, while five domestic routes closed.

Airline	Domestic Route	Opened / Closed	Date
TAR	Durango - Puerto Vallarta	Opened	16-Jul-15
TAR	Mazatlán - Guadalajara	Opened	13-Jul-15
TAR	Mazatlán - La Paz	Opened	13-Jul-15
TAR	Monterrey - Puerto Vallarta	Closed	23-Jul-15
Interjet	Monterrey - Cd. Del Carmen	Closed	30-Jul-15
Volaris	Monterrey - Villahermosa	Closed	5-Aug-15
Interjet	Acapulco-Tijuana	Closed	10-Aug-15
Volaris	Tampico-Mexico City	Closed	31-Aug-15

International passenger traffic increased 23.3%. Seven airports increased international traffic. Monterrey (+31.6%; +88,987 passengers) had the largest increase, as a result of traffic growth on its Houston, Miami, New York, and Los Angeles routes.

During the quarter, two international routes closed.

Airline	International Route	Opened / Closed	Date
VivaAerobus	MTY-San Antonio	Closed	2-Aug-15
VivaAerobus	MTY-Dallas	Closed	10-Aug-15

Air Cargo volumes increased 3.4%. Of total air cargo volume, 65.7% was domestic and 34.3% was international.

Non-Aeronautical and Commercial Operations

The continuous improvement in the commercial and services offerings and the implementation of OMA’s commercial strategy resulted in the opening of 12 commercial spaces or initiatives in 3Q15, including advertising, retail stores, banking services, restaurants, and passenger services. The commercial space occupancy rate was 97.7% in 3Q15.

3

Detail of Commercial Initiatives Implemented
Airport	Type	Quantity

Acapulco, Culiacán y Chihuahua	Advertising	4
Ciudad Juárez, San Luis, and Zihuatanejo	Retailer	3
Ciudad Juárez and Monterrey	Bank Services	2
Culiacán and Monterrey	Restaurants	2
Zihuatanejo	Passenger Services	1

NH Terminal 2 Hotel Operations

The operation of the NH T2 hotel in the Mexico City International Airport produced solid results. Revenues rose 5.5% to Ps. 153 million, principally as a result of an 8% increase in the average room rate, which reached Ps. 1,881. The occupancy rate was 81.5%.

Hilton Garden Inn Hotel Operations

The Hilton Garden Inn in the Monterrey Airport began operations on August 27, 2015. The hotel is the result of a strategic alliance between OMA and Grupo Hotelero Santa Fe (BMV: HOTEL), with shareholdings in the subsidiary Consorcio Hotelero Aeropuerto de Monterrey of 85% and 15%, respectively. The total investment in the construction of the hotel was Ps. 180 million. During the part of the quarter that it was open, the hotel generated revenues of Ps. 3 million, in line with expectations. The average room rate was Ps. 1,595, and the occupancy rate was 34.2%.

Consolidated Financial Results

Revenues

Aeronautical revenues increased 16.1% to Ps.800 million. Monterrey contributed 49.3% of aeronautical revenues, Culiacán 8.1%, and Chihuahua 6.8%.

Aeronautical revenue per passenger was Ps. 174.7.

Revenue from domestic passenger charges increased 8.5%; revenue from international passenger charges increased 49.0% because of the growth in passengers and the exchange rate effect. Other aeronautical services revenue increased 14.2%, principally as a result of increases in platform usage as a result of an increase in the number of overnight stays.

(Ps. Thousands)	3Q14	3Q15	% Var	9M14	9M15	% Var
Domestic Passenger Charges	455,873	494,633	8.5	1,194,829	1,349,981	13.0
International Passenger Charges	112,260	167,297	49.0	350,482	479,498	36.8
Other Aeronautical Services, Regulated Leases and Access Rights	120,623	137,718	14.2	339,168	396,952	17.0
Aeronautical Revenues	688,756	799,648	16.1	1,884,479	2,226,431	18.1
Aeronautical Revenues/Passenger (Ps.)	174.2	174.7	0.3	175.0	177.4	1.4
See Notes to the Financial Information

4

Non-aeronautical revenues increased 29.7% to Ps. 279 million, or 25.9% of the sum of aeronautical and non-aeronautical revenues. Monterrey contributed 45.1% of non-aeronautical revenues, the NH T2 hotel 18.7%, Mazatlán 3.5%, Chihuahua 3.5%, and Culiacán 3.4%.

Non-aeronautical revenues per passenger increased 12.1% to Ps. 61.0. Non-aeronautical revenues per passenger, excluding hotel services, increased 16.4% to Ps. 48.9.

(Ps. Thousands)	3Q14	3Q15	% Var	9M14	9M15	% Var
Commercial Activities:
Parking	38,518	48,830	26.8	106,201	134,644	26.8
Advertising	19,619	25,363	29.3	55,377	72,853	31.6
Retail (1)	14,879	18,717	25.8	46,473	56,434	21.4
Restaurants	14,306	17,930	25.3	39,884	49,862	25.0
Car Rentals	12,274	15,657	27.6	35,402	44,427	25.5
Passenger Services	3,091	4,919	59.1	7,317	14,150	93.4
Time Shares & Hotel Promotion	3,372	3,373	0.0	11,063	11,661	5.4
Communications and Networks	3,260	2,972	(8.8)	9,872	9,055	(8.3)
VIP Lounges	1,770	2,687	51.8	4,692	7,129	51.9
Financial Services	1,162	1,470	26.5	3,440	4,340	26.2
Marketing Services	551	606	10.0	1,602	1,803	12.5
Total Revenues from Commercial Activities:	112,802	142,524	26.3	321,323	406,358	26.5
Diversification Activities:
Hotel Services (NH Terminal 2 Hotel)	48,937	52,261	6.8	145,501	153,481	5.5
Hotel Services (Hilton Garden Inn Monterrey Airport)	-	2,850	n.a.	-	2,850	n.a.
OMA Carga (Air Cargo Logistics Service)	12,040	30,616	154.3	33,090	78,878	138.4
Real Estate Services	3,845	3,187	(17.1)	9,275	8,286	(10.7)
Marketing Services	6	6	-	8	17	112.5
Total Revenues from Diversification Activities:	64,828	88,920	37.2	187,874	243,512	29.6
Complementary Activities:
Checked Baggage Screening	21,088	27,515	30.5	56,815	70,637	24.3
Leases (2)	13,442	16,309	21.3	41,961	48,827	16.4
Access Rights	2,083	1,996	(4.2)	6,023	6,528	8.4
Security	832	856	2.9	3,582	3,056	(14.7)
CUSS and CUTE	-	933	n.a.	-	2,529	n.a.
Total Revenues from Complementary Activities:	37,445	47,609	27.1	108,381	131,577	21.4
Non-Aeronautical Revenues	215,075	279,053	29.7	617,578	781,447	26.5
Non-Aeronautical Revenues/Passenger (Ps.)	54.4	61.0	12.1	57.4	62.3	8.6
(1) Includes stores and duty free See Notes to the Financial Statements

Commercial activities contributed an additional Ps. 30 million (+26.3%). The line items that contributed most to growth were:

•	Parking revenues (+26.8%; +Ps.10 million), principally as a result of higher volumes and an increase in rates.
•	Advertising revenues (+29.3%; +Ps.6 million), as a result of increased amount of space for alternative advertising and higher sales.
•	Revenue from retailers (+25.8%; +Ps.4 million), as a result of increased participation revenues as a result of higher passenger traffic and the improved offerings in several airports.
5

•	Restaurant revenues (+25.3%; +Ps.4 million), principally as a result of openings during the year.
•	Car rental revenues (+27.6%; +Ps.3 million), principally as a result of renegotiated contracts with ten car rental companies since 4Q14.

Diversification activities contributed an additional Ps. 24 million (+37.2%). The most important contribution came from OMA Carga, which increased its revenues by 154.3% as a result of increased air and ground cargo volumes and an initiative to optimize rates. The increase also includes the Ps. 3 million from OMA’s second hotel, located in the Monterrey airport, during its first 35 days of operation.

Complementary activities generated an increase of Ps. 10 million (+27.1%). The service with the most significant growth was checked baggage screening (+30.5%) as a result of increased passenger volumes.

(Ps. Thousands)	3Q14	3Q15	% Var	9M14	9M15	% Var
Aeronautical Revenues	688,756	799,648	16.1	1,884,479	2,226,431	18.1
Non-Aeronautical Revenues	215,075	279,053	29.7	617,578	781,447	26.5
Aeronautical Revenues + Non-Aeronautical Revenues	903,831	1,078,701	19.3	2,502,057	3,007,878	20.2
Construction Revenues	90,219	64,422	(28.6)	213,059	255,353	19.9
Total Revenues	994,050	1,143,123	15.0	2,715,117	3,263,231	20.2
Aeronautical Revenues + Non-Aeronautical Revenues / Passenger (Ps.)	228.7	235.7	3.1	232.4	239.7	3.1
See Notes to the Financial Information

Construction revenues were Ps. 64 million; construction revenues represent the value of improvements to concession assets made during the quarter. They are equal to construction costs recognized, and generate neither a gain nor a loss. (See Notes to the Financial Information.)

Total revenues increased 15.0% to Ps. 1,143 million.

Costs and Operating Expenses

The total cost of airport services and general and administrative expenses, which exclude those related to the hotels and industrial park, increased 6.6%, below the growth in revenues, demonstrating OMA’s efforts to realize savings and control costs and expenses. The most significant variations were:

•	Utility payments, which decreased principally as a result of a reduction in electricity rates.
•	Materials and supplies, which decreased as a result of lower requirements and more efficient usage.
•	Minor maintenance, which increased as a result of increased maintenance to platforms and taxiways, as well as maintenance for checked baggage screening equipment.
•	Other costs and expenses, which increased principally for expenses related to the Master Development Plans.
•	Payroll, which increased as a result of an increase in salaries and provisions for variable compensation.

Hotel costs and expenses rose 25.6%, principally as a result of the start of operations of the Hilton Garden Inn hotel and travel agency commissions for the NH T2 hotel.

6

(Ps. Thousands)	3Q14	3Q15	% Var	9M14	9M15	% Var
Payroll	118,341	124,166	4.9	350,314	365,277	4.3
Contracted Services (Security, Cleaning and Professional Services)	55,860	57,725	3.3	170,866	184,159	7.8
Minor Maintenance	29,348	36,865	25.6	104,086	113,758	9.3
Basic Services (Electricity, Water, Telephone)	26,284	21,732	(17.3)	65,867	57,501	(12.7)
Materials and Supplies	7,108	5,967	(16.0)	20,932	16,277	(22.2)
Insurance	7,602	9,628	26.7	21,079	23,850	13.1
Other costs and expenses	40,382	47,733	18.2	111,479	136,331	22.3
Cost of Airport Services + GA	284,924	303,815	6.6	844,622	897,152	6.2
Cost of Hotel Services	28,815	36,185	25.6	84,625	99,238	17.3
Cost of Industrial Park Services	-	227	n.a.	-	677	n.a.
Subtotal (Cost of Services + GA)	313,740	340,227	8.4	929,247	997,067	7.3
Subtotal (Cost of Services + GA) / Passenger (Ps.)	79.4	74.3	(6.3)	86.3	79.4	(7.9)
See Notes to the Financial Information

The maintenance provision increased by Ps. 30 million as a result of an increase in the estimated requirements for major maintenance in the MDPs for the thirteen airports.

The airport concession tax increased Ps. 7 million because of the growth in revenues.

The technical assistance fee decreased 5.3%, despite the growth in EBITDA, as a result of the reduction in the fee agreed to in the renewal of the Technical Assistance Agreement effective June 14, 2015. (see Notes to the Financial Information for the calculation base).

Depreciation and amortization increased 9.4%, principally as a result of increased investments.

As a result of the foregoing, total costs and expenses increased 10.4% to Ps. 602 million.

(Ps. Thousands)	3Q14	3Q15	% Var	9M14	9M15	% Var
Cost of Services	184,994	206,582	11.7	543,112	596,073	9.8
Administrative Expenses (GA)	128,745	133,645	3.8	386,135	400,994	3.8
Subtotal (Cost of Services + GA)	313,740	340,227	8.4	929,247	997,067	7.3
Major Maintenance Provision	42,073	72,227	71.7	126,219	194,088	53.8
Construction Cost	90,219	64,422	(28.6)	213,059	255,353	19.9
Concession Taxes	45,193	52,313	15.8	124,377	151,487	21.8
Technical Assistance Fee	23,432	22,185	(5.3)	61,720	71,756	16.3
Depreciation & Amortization	54,496	59,630	9.4	159,593	177,030	10.9
Other (Income) Expense - Net	(23,939)	(9,122)	(61.9)	(20,098)	(11,438)	(43.1)
Total Operating Costs and Expenses	545,215	601,881	10.4	1,594,118	1,835,343	15.1
See Notes to the Financial Information

7

Adjusted EBITDA and Operating Income

Adjusted EBITDA increased 23.4% to Ps. 673 million in 3Q15, as a result of the Company’s initiatives to increase revenues and control costs. The Adjusted EBITDA margin rose 206 basis points to 62.4%. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income increased 20.6% to Ps. 541 million, with an operating margin of 47.3%.

(Ps. Thousands)	3Q14	3Q15	% Var	9M14	9M15	% Var
Net Income	270,638	305,569	12.9	742,550	840,542	13.2
- Financing (Expense) Income	(68,032)	(82,358)	21.1	(121,910)	(231,080)	89.6
+ Income Taxes	110,165	153,315	39.2	256,539	356,266	38.9
Operating Income	448,835	541,242	20.6	1,120,999	1,427,888	27.4
Operating Margin (%)	45.2%	47.3%		41.3%	43.8%
+ Depreciation and Amortization	54,496	59,630	9.4	159,593	177,030	10.9
EBITDA	503,331	600,872	19.4	1,280,592	1,604,918	25.3
EBITDA Margin (%)	50.6%	52.6%		47.2%	49.2%
- Construction Revenue	90,219	64,422	(28.6)	213,059	255,353	19.9
+ Construction Cost	90,219	64,422	(28.6)	213,059	255,353	19.9
+ Major Maintenance Provision	42,073	72,227	71.7	126,219	194,088	53.8
Adjusted EBITDA	545,404	673,098	23.4	1,406,811	1,799,006	27.9
Adjusted EBITDA Margin: Adjusted EBITDA/(Aeronautical Revenue + Non-Aeronautical Revenue) (%)	60.3%	62.4%		56.2%	59.8%
See Notes to the Financial Information

Financing Expense

Financing expense was Ps. 82 million in 3Q15, an increase of 21.1%. The increase compared to 3Q14 was principally the result of the depreciation of the peso against the dollar.

(Ps. Thousands)	3Q14	3Q15	% Var	9M14	9M15	% Var
Interest Income	27,607	16,892	(38.8)	57,475	55,625	(3.2)
Interest (Expense)	(89,514)	(80,541)	(10.0)	(190,072)	(241,924)	27.3
Exchange Gain (Loss) - Net	(3,747)	(24,198)	545.9	(4,813)	(35,665)	641.0
Changes in Fair Value	(2,379)	5,489	n.a.	15,500	(9,116)	n.a.
Financing (Expense) Income	(68,032)	(82,358)	21.1	(121,910)	(231,080)	89.6
See Notes to the Financial Information

8

Taxes

Taxes were Ps. 153 million. Cash tax payments increased 13.0% to Ps. 109 million as a result of an increase in the taxable base. Deferred taxes were Ps. 45 million. The effective tax rate was 33.4%.

(Ps. Thousands)	3Q14	3Q15	% Var	9M14	9M15	% Var
Income Tax - Cash	96,287	108,763	13.0	227,488	290,351	27.6
Income Tax - Deferred	13,878	44,552	221.0	29,050	65,915	126.9
Total Income Tax	110,165	153,315	39.2	256,539	356,266	38.9
See Notes to the Financial Information

Net Income

Consolidated net income was Ps. 306 million.

Earnings per share, based on net income of the controlling interest, were Ps. 0.78, or US$0.36 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

(Ps. Thousands)	3Q14	3Q15	% Var	9M14	9M15	% Var
Consolidated Net Income	270,638	305,569	12.9	742,550	840,542	13.2
Net Margin %	27.2%	26.7%		27.3%	25.8%

Net Income of Non-Controlling Interest	1,034	750	(27.4)	1,560	2,446	56.8
Net Income of Controlling Interest	269,604	304,819	13.1	740,990	838,096	13.1
EPS* (Ps.)	0.68	0.78		1.87	2.13
EPADS * (US$)	0.41	0.36		1.12	0.99
* Based on weighted average shares outstanding
See Notes to the Financial Information

MDP and Strategic Investment Expenditures

Total investment expenditures were Ps. 154 million including MDP projects and strategic investments.[4] Expenditures under the MDP included improvements to concession assets (Ps. 65 million), various smaller accounts (Ps. 1 million), and major maintenance (Ps. 52 million). The latter is charged to the maintenance provision, reducing this long-term liability. Strategic investments were Ps. 36 million.

The most important investment expenditures included:

Airport	Project	Status
Culiacán	Runway rehabilitation	In process
Zihuatanejo	Expansion and remodeling of terminal building	In process
Mazatlán	Expansion and remodeling of emergency services building	In process
Acapulco	Reconfiguration, closing of spaces, partial demolition of existing terminal building, as part of the project for a new terminal building	In process
Monterrey	Construction of the Hilton Garden Inn	Completed

4. The amounts for MDP and strategic investments include works, services, and paid and unpaid acquisitions; the latter are included in accounts payable for the period.

9

Debt

As of September 30, 2015, total debt was Ps. 4,723 million and net debt was Ps. 2,334 million. U.S. dollar debt was 5% of the total. The ratio of net debt to Adjusted EBITDA was 1.03.

OMA has a natural hedge for its dollar obligations, as a result of revenues from international passenger charges, which are denominated in dollars.

(Ps. Thousands)	Maturity	Interest Rate	As of Sep. 30,	As of Dec. 31,	As of Sep. 30,
			2014	2014	2015

Short Term Debt			-	-	-

Total Short Term Debt			-	-	-
Long Term Debt
5-yr Bond, Ps. 1,300 mm: OMA11	2016	TIIE + 70 pb	-	-	-
Finance CAPEX and Refinance Debt	Bullet
10-yr Bond, Ps. 1,500 mm: OMA13	2023	6.47%	1,500,000	1,500,000	1,500,000
Finance CAPEX and Refinance Debt	Bullet
7-yr Bond, Ps. 3,000 mm: OMA14	2021	6.85%	3,000,000	3,000,000	3,000,000
Finance CAPEX and Refinance Debt	Bullet
10-yr Term Loan - Private Export Funding Corporation	2021	3M Libor + 125 bp	188,113	200,955	187,281
Finance Security Equipment	Qtly. Amort.
5-yr Term Loan	2017	3M Libor + 95 bp	12,164	11,189	17,264
Finance Safety Equipment	Qtly. Amort.
5-yr Term Loan	2019	3M Libor + 265 bp	29,054	29,887	35,798
Finance Safety Equipment	Qtly. Amort.
Subtotal Long Term Debt			4,729,331	4,742,031	4,740,343
Less: Current Portion of Long Term Debt			(41,731)	(47,076)	(48,719)
Less: Commissions and Financing Expenses			(18,324)	(17,630)	(17,105)
Total Long Term Debt			4,669,276	4,677,325	4,674,519
Plus: Current Portion of Long Term Debt			41,731	47,076	48,719
Total Debt			4,711,007	4,724,401	4,723,238
Net Debt			2,110,445	1,916,252	2,333,861
See Notes to the Financial Information

Derivative Financial Instruments

As of the date of this report, OMA has no derivatives exposure.

10

Cash Flow Statement

For the first nine months of 2015, operating activities generated cash of Ps. 1,512 million, an increase of 28.8% compared to the same period of 2014. The increase was principally the result of increased revenues and increases in long-term liabilities.

Investing activities used cash of Ps. 303 million. The most important line items were Ps. 229 million for investment in airport concessions and Ps. 122 million in property, plant, machinery and equipment.

Financing activities generated an outflow of Ps. 1,629 million. The most important items were the Ps. 1,200 million capital reimbursement paid to shareholders on May 29, 2015, interest payments of Ps. 241 million, and share repurchases of Ps. 182 million.

Cash decreased Ps. 419 million in the first nine months of 2015. The balance of cash and cash equivalents was Ps. 2,389 million as of September 30, 2015. (See Annex Table 4).

Subsequent Event

Conversion of 9,034,000 Series BB shares to Series B. On October 15, 2015, the Company, at the request of its shareholder and strategic partner Servicios de Tecnología Aeroportuaria (SETA), converted 9,034,000 of its Series BB shares to Series B. After this conversion, SETA holds 49,766,000 Series BB shares and 17,034,000 Series B shares; SETA’s shareholding in OMA remains unchanged at 16.7%. As a result of the foregoing, OMA updated its registration with the National Banking and Securities Commission and exchanged the corresponding shares.

Revised 2015 Outlook

OMA estimates that total passenger traffic growth for 2015 will be between 13% and 15% (previously 10% to 12%).

The growth in aeronautical revenues is estimated to be between 16% and 18% (previously 13% to 15%), and non-aeronautical revenues are expected to increase between 23% and 26% (previously 18% to 20%).

The Adjusted EBITDA margin is expected to be between 57% and 60% (previously 56% to 58%).

Master Development Plan investments are expected to be in the range of Ps. 500 to 700 million (unchanged), net of the recognition of land purchases made in prior years (Ps. 131 million in 2015). In addition, strategic investments, principally for diversification projects and new business opportunities, are expected to be in the range of Ps. 100 to 200 million (unchanged).

OMA is providing this outlook based on internal estimates. A number of factors could have a significant effect on the estimates of traffic, revenue growth, Adjusted EBITDA, and Capex. These include changes in airline expansion plans, ticket prices and other factors affecting traffic volumes, the evolution of commercial and diversification projects, and economic conditions including oil prices, among others. OMA can provide no assurance that the Company will achieve these results.

OMA (NASDAQ: OMAB; BMV: OMA) will hold its 3Q15 earnings conference call on October 27, 2015 at 12 pm Eastern time, 10 am Mexico City time.

The conference call is accessible by calling 1-888-468-2440 toll-free from the U.S. or 1-719-325-2144 from outside the U.S. The conference ID is 9408722. A taped replay will be available through November 3, 2015 at 1-877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

11

Annex Table 1

12

Annex Table 2

13

Annex Table 3

14

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Statement of Income
(Thousands of Pesos)

	3Q14	3Q15	% Var	9M14	9M15	% Var
Revenues						
Aeronautical Revenues	688,756	799,648	16	1,884,479	2,226,431	18.1
Non-Aeronautical Revenues	215,075	279,053	29.7	617,578	781,447	26.5
Aeronautical Revenues + Non-Aeronautical Revenues	**903,831**	**1,078,701**	**19.3**	**2,502,057**	**3,007,878**	**20.2**
Construction Revenues	90,219	64,422	(28.6)	213,059	255,353	19.9
Total Revenues	**994,050**	**1,143,123**	**15.0**	**2,715,117**	**3,263,231**	**20.2**
Operating Costs						
Cost of Services	184,994	206,582	11.7	543,112	596,073	9.8
Major Maintenance Provision	42,073	72,227	71.7	126,219	194,088	53.8
Construction Costs	90,219	64,422	(28.6)	213,059	255,353	19.9
Administrative Expenses	128,745	133,645	3.8	386,135	400,994	3.8
Concession Taxes	45,193	52,313	15.8	124,377	151,487	21.8
Technical Assistance Fee	23,432	22,185	(5.3)	61,720	71,756	16.3
Depreciation and Amortization	54,496	59,630	9.4	159,593	177,030	10.9
Other expenses (Revenues) - Net	(23,939)	(9,122)	(61.9)	(20,098)	(11,438)	(43.1)
Total Operating Costs and Expenses	**545,215**	**601,881**	**10.4**	**1,594,118**	**1,835,343**	**15.1**
Operating Income	**448,835**	**541,242**	**20.6**	**1,120,999**	**1,427,888**	**27.4**
Operating Margin (%)	45.2%	47.3%	**0.0**	41.3%	43.8%	
Financing (Expense) Income:						
Interest Income	27,607	16,892	(38.8)	57,475	55,625	(3.2)
Interest (Expense)	(89,514)	(80,541)	(10.0)	(190,072)	(241,924)	27.3
Exchange Gain (Loss) - Net	(3,747)	(24,198)	545.9	(4,813)	(35,665)	641.0
Fair Value of the Mayor Maintenance Provision	(2,379)	5,489	n.a.	15,500	(9,116)	n.a.
Total Financing (Expense) Income	**(68,032)**	**(82,358)**	**21.1**	**(121,910)**	**(231,080)**	**89.6**
Income before Taxes	**380,803**	**458,884**	20.5	**999,089**	**1,196,808**	**19.8**
Income Tax	**110,165**	**153,315**	**39.2**	**256,539**	**356,266**	**38.9**
Consolidated Net Income	**270,638**	**305,569**	**12.9**	**742,550**	**840,542**	**13.2**
Other Comprehensive Income:						
Actuarial Gains (Losses)	-	-	n.a.	-	-	n.a.
Deferred Tax Effect	-	-	n.a.	-	-	n.a.
Consolidated Comprehensive Income	**270,638**	**305,569**	**12.9**	**742,550**	**840,542**	**13.2**
Consolidated Net Income attributable to:						
Non-Controlling Interest	**1,034**	**750**	**(27.4)**	1,560	2,446	56.8
Controlling Interest	**269,604**	**304,819**	**13.1**	740,990	838,096	13.1
Consolidated Comprehensive Income attributable to:						
Non-Controlling Interest	**1,034**	**750**	**(27.4)**	1,560	2,446	56.8
Controlling Interest	**269,604**	**304,819**	**13.1**	740,990	838,096	13.1
Weighted Average Shares Outstanding	396,875,914	394,244,211	0.0	396,875,914	394,244,211	
EPS (Ps.)	0.68	0.78	13.9	1.87	2.13	13.9
EPADS (US$)	0.41	0.36	(11.5)	1.12	0.99	(11.5)
EBITDA	**503,331**	**600,872**	**19.4**	**1,280,592**	**1,604,918**	**25.3**
EBITDA Margin (%)	50.6%	52.6%	0	47.2%	49.2%	
Adjusted EBITDA	**545,404**	**673,098**	**23.4**	**1,406,811**	**1,799,006**	**27.9**
Adjusted EBITDA Margin (%)	60.3%	62.4%	-	56.2%	59.8%	

See Notes to the Financial Information

15

Annex Table 4

16

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
Unaudited Consolidated Cash Flow Statement
(Thousands of Pesos)

	As of September 30, 2014	As of September 30, 2015	% Var.
Operating Activities			
Consolidated Net Income	**742,550**	**840,542**	**13.2**
Income Tax	256,539	356,266	38.9
Doubtful Accounts Provision	1,426	534	(62.5)
Items in Results Related to Investing Activities			
Depreciation and Amortization	159,593	177,030	10.9
(Profit) / Loss on Sales of Machinery and Equipment - Net	1,653	(112)	
Major Maintenance Provision	126,219	194,088	53.8
Interest Income	(55,363)	(55,625)	0.5
Items in Results Related to Financing Activities			
Interest Expense	190,072	241,923	27.3
Non-Paid Exchange Fluctuation	4,175	22,235	432.6
Fair Value of the Major Maintenance Provision	(15,500)	9,116	n.a.
	1,411,364	**1,785,998**	**26.5**
Changes in:			
Trade Accounts Receivable - Net	12,774	(22,986)	n.a.
Recoverable Taxes	56,788	6,969	(87.7)
Other Accounts Receivable	13,016	19,982	53.5
Accounts Payable	(29,855)	(83,719)	180.4
Taxes and Accrued Expenses	324	(31,166)	n.a.
Taxes Paid	(127,427)	(219,867)	72.5
Accounts Payable to Related Parties	(44,787)	(12,504)	(72.1)
Major Maintenance Provision	(146,120)	(135,942)	(7.0)
Other Long Term Liabilities	28,488	205,704	622.1
Net Flow from Operating Activities	**1,174,565**	**1,512,469**	**28.8**
Investment Activities			
Land, Building, Machinery and Equipment Acquisition	(76,977)	(122,089)	58.6
Investment in Airport Concessions	(206,087)	(228,535)	10.9
Other Assets	(20,577)	(7,625)	(62.9)
Charge for Sale of Machinery and Equipment	(211)	112	n.a.
Interest Income	55,363	55,623	0.5
Net Flow from Investing Activities	**(248,488)**	**(302,514)**	**21.7**
Cash Flow before Financing Activities	**926,077**	**1,209,954**	**30.7**
Financing Activities			
Repurchase of Shares	(154,499)	(182,085)	17.9
Loans - Disbursed	3,938,324	-	(100.0)
Loans - Paid	(2,339,036)	(24,779)	(98.9)
Interest Expense	(140,813)	(240,542)	70.8
Increase in the Non-Controlling Interest	25,084	18,680	(25.5)
Capital Reimbursement	(1,188,581)	(1,200,000)	1.0
Net Cash Flow from Financing Activities	**140,479**	**(1,628,726)**	**n.a.**
Net Increase (Reduction) in Cash and Cash Equivalents	**1,066,556**	**(418,772)**	**n.a.**
Cash and Equivalents at Beginning of Period	1,534,006	2,808,149	83.1
Cash and Equivalents at End of Period	**2,600,562**	**2,389,377**	**(8.1)**

See Notes to the Financial Information

Annex Table 5

17

18

Annex Table 6

19

Annex Table 7

In accordance with the regulations of the Mexican Stock Exchange, the analysts who cover OMA are:

Company	Name
Actinver Casa de Bolsa	Ramón Ortiz
Bank of America Merrill Lynch	Sara Delfim
Banorte-IXE	José Espitia
Barclays Bank PLC	Pablo Monsiváis
BBVA Bancomer	Jean Baptiste Bruny
Citigroup	Stephen Trent
Credit Suisse	Felipe Vinagre
Deutsche Bank	Esteban Polidura / Daniela Najar
Goldman Sachs	Marcio Prado / Renata Stuhlberger
Grupo Bursátil Mexicano (GBM)	Bernardo Vélez / Luis Willard
Grupo Financiero Interacciones	Francisco Guzmán / Isabel Rosado
Grupo Financiero Monex	Roberto Solano Pérez
HSBC	Ravi Jain / Alexandre Falcao
Intercam Casa de Bolsa	Alejandra Marcos
Invex	Pablo Arizpe / Octavio Díaz
Itaú BBA	Thais Cascello
J.P. Morgan	Fernando Abdalla / Carlos Louro
Morgan Stanley	Ricardo Alves
Santander	Ulises Argote
Scotiabank	Francisco Suárez
Signum Research	Alberto Carrillo
UBS Brasil CCTVM	Rodrigo Fernandes
Vector	Marco Montañez

20

Notes to the Financial Information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.”

Adjusted EBITDA: OMA defines Adjusted EBITDA as EBITDA less construction revenue plus construction expense and maintenance provision. Construction revenue and construction cost do not affect cash flow generation and the maintenance provision corresponds to capital investments. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity, or as an alternative to EBITDA.

Adjusted EBITDA margin: OMA calculates this margin as Adjusted EBITDA divided by the sum of aeronautical revenue and non-aeronautical revenue.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from fourth parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from fourth party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC): This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Checked Baggage Screening: During 2012, OMA began to operate checked baggage screening in its 13 airports in order to increase airport security and in compliance with the requirements of the Civil Aviation General Directorate (DGAC). This screening uses the latest technology and is designed to detect explosives in checked baggage. The cost of maintenance of the screening equipment is considered a regulated activity and will be recovered through the maximum rates, while the operational aspects are assessed as a non-regulated service charge. In accordance with the Civil Aviation Law and the regulations issued by the DGAC, the primary responsibility for damages and losses resulting from checked baggage lies with the airline. Notwithstanding the foregoing, OMA may be found jointly liable with the airline through a legal proceeding if and when all of the following elements are proven: a) occurrence of an illegal act, b) caused by the willful misconduct or bad faith of our subsidiary OMA Servicios Complementarios del Centro Norte, S.A. de C.V., and c) related to or occurring during the baggage screening undertaken by OMA Servicios Complementarios del Centro Norte, S.A. de C.V.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period. As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

21

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

EBITDA: For the purposes of this report, OMA defines EBITDA as net income minus net comprehensive financing income, taxes, and depreciation and amortization. EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. However, it should be noted that EBITDA is not defined under IFRS, and may be calculated differently by different companies.

Employee Benefits: IFRS 19 (modified) “Employee Benefits” requires that cumulative actuarial gains and losses from pension obligations be recognized immediately in comprehensive income. These gains and losses arise from the actuarial estimates used for calculating pension liabilities as of the date of the financial statements.

IAS 34 “Interim Financial Reporting”: This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS): Financial statements and other information are presented in accordance with IFRS and their Interpretations. The financial statements for the year ended December 31, 2010 were the last statements prepared in accordance with Mexican Financial Reporting Standards.

Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it need to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the fourth five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every nine months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH T2 hotel: The NH hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include revenues derived from commercial activities such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others; diversification activities, such as the Hotel NH Terminal 2; and complementary activities, such as checked baggage screening.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passengers that pay passenger charges (TUA): Departing passengers, excluding connecting passengers, diplomats, and infants.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Reclassification of Cost Recoveries: Through December 31, 2014, the contractual recovery of various expenses for

22

commercial activities was recorded as an increase in non-aeronautical revenues. Effective 2015, these amounts are recorded as a reduction in cost of airport services. For comparative purposes, at total of Ps. 30.5 million recorded in 2014 was reclassified. As a result, revenue and expense accounts may vary from those published earlier.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee: Until June 13, 2015, this fee was charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance, and takes into account only the subsidiaries holding the airport concessions or that provide personnel services directly or indirectly to the airports. Effective June 14, 2015 the payment is reduced to 4% of EBITDA as the result of an Amendment signed on May 14, 2015 to the Technical Assistance and Technology Transfer Agreement dated September 14, 2000. The amended agreement is favorable to OMA by reducing the fee from 5% to 4% for the first three years and to 3% for the final two years of the amended agreement. The calculation base was not modified.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s fourth largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the fourth largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:

▪ Website:	http://www.oma.aero
▪ Twitter:	http://twitter.com/OMAeropuertos
▪ Facebook:	http://www.facebook.com/OMAeropuertos

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Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Vicsaly Torres Ruiz
Vicsaly Torres Ruiz
Chief Financial Officer

Date: October 27, 2015